November 8, 2019

Matt Ostrower
Chief Financial Officer
SITE Centers Corp.
3300 Enterprise Parkway
Beachwood, OH 44122

       Re: SITE Centers Corp.
           Form 10-K for the Year Ended December 31, 2018
           Response Dated September 30, 2019
           File No. 001-11690

Dear Mr. Ostrower:

        We have reviewed your September 30, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2019 letter.

Form 10-K for the Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
SSNOI, page 46

1. We note your response to comment one. We do not object to the current presentation of
      NOI or SSNOI of your unconsolidated joint ventures. However, it is still unclear how the presentation of "Total Consolidated + Unconsolidated NOI" and "Total SSNOI" at the
      100% level is compliant with Question 100.04 of the Division's Compliance and
      Disclosure Interpretations for Non-GAAP Financial Measures. Please confirm to us that you will remove "Total Consolidated + Unconsolidated NOI" at 100% and "Total NOI" at
      100% from future periodic filings, including earnings releases, quarterly financial supplements and investor presentations filed on Form 8-K.
       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kristi Marrone,
 Matt Ostrower
SITE Centers Corp.
November 8, 2019
Page 2

Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameMatt Ostrower
                                                          Division of
Corporation Finance
Comapany NameSITE Centers Corp.
                                                          Office of Real Estate
& Construction
November 8, 2019 Page 2
cc:       Christa Vesy
FirstName LastName